UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

The Bucket List Studios Inc.

Legal status of Issuer:

　　Form:

　　Corporation

　　Jurisdiction of Incorporation/Organization:

　　Delaware

　　Date of Organization:

　　December 23, 2020

Physical Address of Issuer:

3828 West Vanderbilt Drive, Meridian, ID

Website of Issuer:

https://thebucketlistfamily.com/

Current Number of Employees:

8 full-time employees.

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$7,827,136	$9,090,703
Cash & Cash Equivalents	$4,442,009	$5,224,875
Accounts Receivable	$3,471	$583,846
Short-term Debt	$71,428	$153,810
Long-term Debt	$0.00	$0.00
Revenues/Sales	$345,148	$1,009,014
Cost of Goods Sold*	$309,959	$725,680
Taxes Paid	$0.00	$0.00
Net Income	($1,214,093)	($451,194)

*Cost of Revenue in the Company's financial statements

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

April 26, 2023

FORM C-AR

THE BUCKET LIST STUDIOS INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by The Bucket List Studios Inc., a Delaware corporation ("**BLS**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://thebucketliststudios.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS i

SUMMARY 1

    The Company 1

RISK FACTORS 2

    Risks Related to the Company's Business and Industry 2

BUSINESS 16

    Description of the Business 16

    Business Plan 16

    The Company's Products and/or Services 16

    Competition 16

    Customer Base 17

    Intellectual Property...17

    Governmental/Regulatory Approval and Compliance 17

    Litigation 17

DIRECTORS, OFFICERS, AND MANAGERS 18

    Indemnification 19

    Employees 19

CAPITALIZATION, DEBT AND OWNERSHIP 20

    Capitalization...20

    Ownership...22

FINANCIAL INFORMATION 23

    Operations...23

    Liquidity and Capital Resources..23

    Capital Expenditures and Other Obligations 23

    Valuation 23

    Material Changes and Other Information 23

    Previous Offerings of Securities..24

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 24

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Bucket List Studios Inc. is a creator and product developer for family-lifestyle content incorporated in Delaware as a corporation on December 23, 2020.

The Company is located at 3828 West Vanderbilt Drive, Meridian, ID 83646, although many of our employees work in various locations throughout the United States.

The Company's website is https://thebucketliststudios.com/.

The Company conducts business in Hawaii, Utah, Idaho and California and sells products and services through the internet throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/bucket-list. .

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. Our operations to date have been limited to acquiring our right and license to certain trademarks under that certain Intellectual Property License Agreement (the "**IP License Agreement**") with The Bucket List Family, LLC ("**BLF**"), as further described below. (*See "We rely on various intellectual property rights, including trademarks, in order to operate our business, including intellectual property rights under a certain intellectual property license agreement from an entity affiliated with our founder, Chief Executive Officer, Chief Financial Officer and director, Garrett Gee*" at page 6-7). There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. There may be less demand for our products and services than we anticipate. There is no assurance that our business will succeed and you may lose your entire investment.

We have produced minimal cartoons and no animations to date. We cannot guarantee we will be successful in producing, distributing, selling, commercializing or exploiting our cartoons or animation, or any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting any cartoons or animation, or any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that that we will generate a profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Company may lose their entire investment.

We may not be able to implement our strategies of entering into the cartoon and animation production business effectively or at all.

Our growth strategy depends on our ability to successfully develop cartoon and animation content by leveraging the talents of artistic personnel, their experience with cartoon and animation production and our to-be-developed proprietary technology. As a company, however, we have not invested capital in the production or distribution of cartoon and animation content. Entry into such production business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success in the production business with respect to cartoons and animations. Such failures would significantly limit our ability to grow our business and could also divert significant resources from our digital production and other businesses.

Our successful entry into the cartoon and animation production business faces various risks and challenges, including:

- the success of our cartoon and animation production business will be primarily dependent on audience acceptance of our content, which is extremely difficult to predict;

- only a relatively few "hit" cartoon and animation series account for a significant portion of total revenue in the cartoon and animation industry and any failure by us to produce "hit" films could cause revenue generated from our proposed cartoon and animation production business to fall below expectations;

- the production and marketing of cartoon and animation content is capital-intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated capital requirements;

- delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;

- the entrance of additional studios into the cartoon and animation market, which may result in increased competition for visual effects-driven and animated film audiences and for talented computer graphics animators and technical staff;

- the costs of producing and marketing cartoon and animation content have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other content creators;

- cartoon and animation production is subject to seasonal variations based on the timing of other releases, including theatrical motion picture and home entertainment content, and a short-term negative impact on our business during a time of high seasonal demand (such as might result from a natural disaster or a terrorist attack during the time of one of our theatrical or home entertainment releases) could have a disproportionate effect on our results for the year;

- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our proposed production activities;

- we have no experience producing or releasing cartoon and animation content and the strain on our personnel from the effort required to produce such content and the time required for creative development of future content may hinder our ability to consistently release cartoon and animation content; and

- the profitable distribution of cartoon and animation content depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates, and any decision by those distributors not to distribute or promote our cartoon and animation content which we may produce or to promote competitors' content to a greater extent than they promote ours, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed production business.

A substantial part of our business relies upon the success and popularity of cartoon and animated content. If other forms of entertainment prove to be more attractive to consumers than such content, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of cartoon and animated content. If other forms of content, or other entertainment with which cartoon and animated content compete for consumers' leisure time and disposable income, such as conventional motion pictures, television, digital streaming services, concerts, amusement parks and sporting events, become more popular than cartoon and animated content, our business and operating results could be harmed.

Acquisitions we pursue in our industry and related industries could result in operating difficulties, dilution to our shareholders and other consequences harmful to our business.

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

- increased expenses due to transaction and integration costs;

- potential liabilities of the acquired businesses;
- potential adverse tax and accounting effects of the acquisitions;
- diversion of capital and other resources from our existing businesses;
- diversion of our management's attention during the acquisition process and any transition periods;
- loss of key employees of the acquired businesses following the acquisition; and
- inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Foreign acquisitions also involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general, and the cartoon and animation segments thereof in particular, are rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. Furthermore, because we are required to provide advanced digital imagery products to continue to win business we must ensure that our production environment integrates the latest tools and techniques developed in the industry. This requires us to either develop these capabilities by upgrading our own proprietary software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects

We expect to face intense competition.

Our cartoons and animations will compete with a variety of other programs intended for children and families, including on traditional networks such as Nickelodeon and other micro-niche content providers, including those on YouTube. All of our competitors have greater financial resources, greater public and industry recognition and broader marketing capabilities than us. In addition, the market in which we operate is characterized by numerous small companies, with whose products we may be unfamiliar with, and which may be in direct competition with our products. Our inability to adequately compete with our competitors regardless of their respective size, may result in lost sales and will affect our overall profitability.

Loss of consumer confidence in our company or in our industry may harm our business.

Demand for our services may be adversely affected if consumers lose confidence in the quality of our products and services or the industry's practices. Adverse publicity may discourage businesses from buying advertising for our services, engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Various factors may adversely impact our reputation, including product quality inconsistencies or contamination resulting in product recalls. Reputational risks may also arise from our third parties' labor standards, health, safety and environmental standards, raw material sourcing, and ethical standards. We may also be the victim of product tampering or counterfeiting or grey imports. Any litigation, disputes on tax matters and pay structures may subject us to negative attention in the press, which can damage reputation.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

Cartoon and animated content piracy may affect our ability to maximize our revenues.

Cartoon and animated content piracy is extensive in many parts of the world, including South America, Asia (including South Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. We presently lack the resources to effectively monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, various trade associations have enacted voluntary embargoes on content exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced content; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Going concern note.

The independent auditors' report for the period ending December 31, 2020, accompanying this Form C contains a note expressing substantial concern about the Company's ability to continue as a going concern. Our management believes that the Company's closing of the offering of $6,944,901.51 of Series Seed Preferred Stock resulting in the sale and issuance on March 12 and 15, 2021 of 1,768,996 shares of Series Seed Preferred Stock to thirty-one (31) accredited investors at a purchase price of $3.9259 per share provides an opportunity for us to continue as a going concern. There are no assurances, however, that other funds will be available to the Company when needed from any source or, if available, will be available on terms that are acceptable to us.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We may depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business, including intellectual property rights under a certain intellectual property license agreement from an entity affiliated with our founder, Chief Executive Officer, Chief Financial Officer and director, Garrett Gee.

The Company relies on certain intellectual property rights to operate its business, including under the IP License Agreement with BLF, a limited liability company affiliated with our founder, Chief Executive Officer, Chief Financial Officer and director, Garrett Gee, under which we receive an inbound right and license, subject to certain restrictions, to use (i) in each case to the extent approved in writing by BLF, truthful or fictional activities of all or any member of the Gee Family (e.g., travel, including all related events occurring before, during and after such travel), including any and all concepts, ideas, and works of authorship currently or in the future owned or controlled by the Gee Family and derived therefrom or related thereto (e.g., still images, footage, notes or written descriptions, etc.); (ii) the name, nickname, autographs/signatures, likeness, image, voice, depiction, quotes, biographical information, life story, and other rights of publicity and persona rights of each member of the Gee Family; and (iii) the following trademarks for the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case as approved by BLF:

- "BUCKET LIST FAMILY TRAVEL," trademark application pending before the United States Patent and Trademark Office ("**USPTO**"), Application No. 90022769;
- "BUCKET LIST TRAVEL," trademark application pending before the USPTO, Application No. 90022778;
- "BL TRAVEL," trademark application pending before the USPTO, Application No. 90022797;;
- "BUCKET LIST FAMILY," trademark applications pending before the USPTO, Application Nos. 97242745, 88981393, 88983378, and 88735707; and
- "BUCKET LIST STUDIOS," trademark application pending before the USPTO, Application No. 90822925*.

    *Trademark application pending in Australia, Canada, China, European Union, and the United Kingdom.

The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken or may take in the future to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information.

In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of our intellectual property rights is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We intend to take all measures to determine whether we are entitled to protection under current intellectual property laws for the cartoon and animated segments we intend to produce, along with the products created in connection therewith. While no assurance can be given that we will be able to obtain the necessary protection over our intellectual property, we intend to aggressively assert our intellectual property rights, including those relating to any materials that may qualify for copyright protections as well as trade names or trademarks that we may develop. These rights are protected through the application for copyrights, the acquisition of trademark registrations and when appropriate, litigation against those who are, in our opinion, infringing these rights.

If we lose certain intellectual property rights owned and/or licensed by third parties, including such rights owned and licensed to us by BLF, our business could be materially harmed.

We have no ownership interest in the above-described intellectual property rights licensed under the IP License Agreement with BLF, including, "BUCKET LIST FAMILY TRAVEL," trademark application pending before the USPTO, Application No. 90022769; and "BUCKET LIST TRAVEL," trademark application pending USPTO, Application No. 90022778; and we may enter into other agreements relating to intellectual property rights for which we may not own. Specifically, under the IP License Agreement, and as between BLF and us, BLF shall own all right, title and interest, including, without limitation, all copyright, trademark, privacy and publicity rights, in and to the intellectual property rights licensed under the IP License Agreement, and all uses thereof pursuant thereto shall inure to the benefit of BLF – not us. To the extent we rely on any such in-bound-licensed intellectual property, we are subject to our and the counterparty's compliance with the terms of such agreements in order to maintain those rights. Presently, we and our business plans are dependent on the intellectual property rights that are licensed to us under the IP License Agreement with BLF. Although that agreement grants a perpetual, irrevocable, sublicensable, royalty-free, worldwide right and license to such intellectual property rights, it is limited to the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case approved by BLF, and it is terminable by either BLF or we upon a material breach of the IP License Agreement after a thirty (30) day cure period which is extendable upon satisfaction of certain conditions for a period not to exceed one hundred and twenty (120) days. Any failure by us to satisfy our obligations under the IP License Agreement, or any other agreement under which we receive a license to intellectual property rights, or any other dispute or other issue relating to such agreements, could cause us to lose some or all of our rights to use certain intellectual property that is material to our business and our product candidates, which would materially harm our development efforts and could cause our business to fail.

Assertions by a third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation.

The industry in which we are engaged in is characterized by the existence of a large number of copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility that claims against us for alleged intellectual property rights violations may grow. Any intellectual property rights claim against us, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and our financial resources. An adverse determination could also prevent us from offering the cartoon and animated segments we intend to produce and may require that we develop substitute cartoon or animated segments that do not infringe on any third party's intellectual property, which could be financially burdensome and may affect our profitability.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Garrett Gee, our Founder, Chief Executive Officer, Chief Financial Officer and Director; Kirk Ouimet, President and Director; Natalie Main, our Secretary; and Aviad Eyal, a Director. The Company has not entered into employment agreements with Garrett Gee, Kirk Ouimet, Natalie Main or Aviad Eyal, and there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Garrett Gee, Kirk Ouimet, Natalie Main or Aviad Eyal any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Members of our management team have no experience in producing and marketing educational cartoons.

Our management team has little experience in producing and marketing educational cartoons and our directors and officers lack any significant technical training or experience in this regard.

Our principal stockholder, Garrett Gee, can exercise significant influence that could discourage transactions involving a change of control and may affect stockholders' ability to generate any return on investment.

As of May 21, 2021, Garett Gee, our Founder, Chief Executive Officer, Chief Financial Officer and Director, holds approximately 60.1567% of the issued and outstanding shares of our securities, and the exclusive power to vote approximately 60.1567% of the votes entitled to be cast by the holders of our common stock. While the Company entered into a Stock Restriction Agreement with Mr. Gee under which 2,562,375 shares of his holdings of common stock are subject to certain conditions, including a repurchase option in favor of the Company under which 1/48th of such shares are released in equal monthly installments over a forty-eight month period, if Mr. Gee's relationship with the Company terminates for any reason, or no reason at all, with or without cause, Mr. Gee may cause BLF to terminate the IP License Agreement and the rights and licenses granted to us thereunder, each of which would adversely affect the operations of our business and the value of your investment. Separately, the Company is effectively under the control of Mr. Gee, who can effectively control the election of three members of our Board of Directors and determine the outcome of most corporate transactions or other matters submitted to the stockholders for approval. Such control also may have the effect of discouraging transactions involving an actual or potential change of control, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over the then current value.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to, or may become subject to, a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect the cost to comply with such laws and regulations to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Bucket List Studios creates content, products, and experiences to inspire the world to try new things together with the people they love.

Business Plan

We are a young animation studio with big dreams to reinvent the cartoon. As a nimble studio, we seek to develop software and content focused on interactive educational content for families around the world. We intend to capitalize on the high demand for quality educational content arising from distance-learning and working-from-home protocols, and we will partner with online streaming services who, themselves, are competing to acquire or collaborate with the best content and product creators—like us.

We strive to reinvent how we cartoon by developing new software to bring a new age of animation to life. Through **global collaboration**, we will use online tools and empower artists from different cultures around the world. By using **distance learning tools,** we aim to bring engaging and interactive content, applications and games to provide families across the globe with high quality education tools. Capitalizing on **interactive conversation tools using GPT3 artificial-intelligence technology,** viewers of our content will be able to ask questions and interact with characters: "Hey Dorothy, what type of shark was that?"

In short, we're curating a unique combination of fairytale and reality like never before seen with a unique blend of animated cartoon stories mixed with real life footage from inspiring adventures around the world.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Bucket List Cartoon	8-10 episode interactive animated cartoon with stories based on the real life adventures of The Bucket List Family.	Media networks (Disney +, Netflix, Hulu, etc.) and potentially direct to consumer via Youtube.
Branded Apparel and Accessories	Premium men's, women's and children's apparel including items such as shirts, baby onesies, and hats and premium accessories including items such as backpacks, blankets, stickers, water bottles, adventure bands, necklace, wristbands; card game, all of which	Direct to Consumer
Branded Accessories	Includes items such as backpacks, blankets, stickers, water bottles, adventure bands, necklace, wristbands; card game	Direct to Consumer

Our primary product and service revolves around the storyline of The Bucket List Family, who journeys from country to country around the world, featuring episodes with exhilarating local writers, artists and musicians. The Bucket List Cartoon will, above all, feature meaningful stories that bring value to our audience and build a global community together. All in all, it will bring together the classic style with new tech, culminate in magical realism and shower viewers with cross-cultural, good for the soul full family adventures fulfilled with 4-qudrant music, art and stories bubbling with education and environment.

We are reinventing the way we cartoon; The Bucket List Cartoon isn't just a show — it will be an experiential phenomenon. Creatively, **before** each episode, we'll share printable coloring books and activity sheet tied to each episode. Then, **during** the episode, our viewers will watch, learn and grow *together as a family*. And, **after each episode**, our viewers will be able to coalesce with us by glitzing in our apparent, travel gear and more!

Our vision is to **birth** iconic characters and brands: slow-cook, timeless characters and storylines that will forever represent family, travel, culture, nature and the goodness of humanity. We aim to **cultivate** our brand, naturally fostering products that encourage travel, exploration and family time. We will develop new technologies and software to couple with our animated productions.

Competition

We are creating a new industry. The markets in which our products are sold are highly competitive, including other animated studios creating family friendly interactive media, in the streaming-service industry. Our products compete against similar products of many large and small companies, including well-known global competitors.

But we said no to those traditional networks, so we can partner with today's household viewing options at Disney, Netflix, TikTok, Instagram and YouTube. We'll bring episodic journeys to Disney and Netflix-like services, viral animated short clips to the likes of TikTok viewers, stunning pictures and videos on Instagram for global community engagement, and behind-the-scenes vlogs viewable on YouTube.

Customer Base

Our founder, Garrett, and his wife, Jessica, and their three beautiful children, have spent the last six years as travel journalists and have more than 2,500,000 people in 100+ countries following their adventures on social media, such as on Instagram, YouTube, and their family website. We are an extension and evolution of these adventures, and their 2,500,000 baseline followers serve as a springboard of captive audience viewers.

Intellectual Property

We entered into an Intellectual Property License Agreement with BLF, under which BLF granted a certain right and license, subject to certain restrictions, with respect to (i) in each case to the extent approved in writing by BLF, truthful or fictional activities of all or any member of the Gee Family (e.g., travel, including all related events occurring before, during and after such travel), including any and all concepts, ideas, and works of authorship currently or in the future owned or controlled by the Gee Family and derived therefrom or related thereto (e.g., still images, footage, notes or written descriptions, etc.); (ii) the name, nickname, autographs/signatures, likeness, image, voice, depiction, quotes, biographical information, life story, and other rights of publicity and persona rights of each member of the Gee Family; and (iii) the following trademarks for the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case as approved by BLF:

- "BUCKET LIST FAMILY TRAVEL"
  - Trademark Application Nos.
    - US - 90022769
- "BUCKET LIST TRAVEL"
  - Trademark Application Nos. – 90022778 (US)
- "BUCKET LIST FAMILY"
  - Trademark Application Nos.
    - US - 97242745, 88981393, 88983378, and 88735707
    - Canada – 2190251
  - Trademark Registration Nos.
    - US - 6950512
    - Australia - 2275297
    - EU – 18713559
    - UK - UK00003796133
- "BUCKET LIST STUDIOS"
  - Trademark Application Nos.
    - Australia -1658288
    - Canada – 1658288
    - US - 90822925
  - Trademark Registration Nos.
    - UK - 1658288
    - EU - 1658288
    - China - 1658288
- "ADVENTURE BANDS"

o   Trademark Registration No. – 6100757 (US)

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Garrett Gee	Chief Executive Officer, Chief Financial Officer, Director and Founder	Travel Journalist and Manager of Bucket List Family, LLC	Brigham Young University, No Degree
Kirk Ouimet	President and Director	Snap, Inc., managed programming team, Business Consultant	Brigham Young University, B.S., Information Systems (2015)
Natalie Main	Secretary	Controller, Real Estate Consultant	Brigham Young University, B.S., Corporate Finance (2008)
Aviad Eyal	Director	Founder and Owner of Entrée Capital, managing over 100 investments on 5 continents	University of KwaZulu-Natal, BSc, Engineering (1993)

Indemnification

Indemnification is authorized by the Company to directors, officers, controlling persons and agents acting in their professional capacity pursuant to Delaware law and the Company's Amended and Restated Certificate of Incorporation (the "*Certificate of Incorporation*"), as may be amended and/or restated from time to time. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances. Additionally, we have entered into an Indemnification Agreement with Garrett Gee, Kirk Ouimet and Aviad Eyal, which agreements provide for indemnification and advance of certain expenses upon the satisfaction of certain terms and conditions.

Employees

The Company currently has 8 full-time employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"), 2,548,000 of which are designated as "Series Seed Preferred Stock" and the remainder of which remain undesignated.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,750,000
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Common Stock is entitled to one vote in person or by proxy for each share of such stock.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect 3 directors of the Company.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	66.2446%

Type	Series Seed Preferred Stock
Amount Outstanding	2,548,000
Par Value Per Share	$0.0001
Voting Rights	Each holder of record of Series A Preferred Stock is entitled to one vote in person or by proxy for each share of such stock convertible into Common Stock.
Anti-Dilution Rights	The conversion rate of the Series A Preferred Stock is subject to adjustment pursuant to a standard, broad-based, weighted average anti-dilution adjustment formula, subject to customary exceptions, as set forth in the Certificate of Incorporation. The conversion price will also be subject to proportional adjustments for stock splits, stock dividends, recapitalizations, etc.
Other Rights	At any time when at least 905,524 shares of Series Seed Preferred stock

| | (subject to certain appropriate adjustment) are outstanding, the Company shall not, directly or indirectly, do any of the following without the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock, separately as a class: (i) amend, alter or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock; (ii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company, except as otherwise provided; (iii) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or (iv) sell or exclusively license any material Company intellectual property outside the ordinary course of business other than in connection with certain deemed liquidation events.

The outstanding shares of preferred Stock shall automatically convert into Common Stock upon the earliest of the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 or the written consent or affirmative vote of a majority of the outstanding shares of Preferred Stock. |
|---|---|
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | In addition to the aforementioned Anti-Dilution rights, the Company may authorize additional Preferred Stock which may dilute the Security. Additionally, certain major investors of the Company have the right a first offer of future sales of the Company's securities. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 25.0061% |

Type	**Options, Stock Appreciation Rights, Restricted Stock Award, Restricted Stock Unit Awards and Other Stock Awards under the Company's 2021 Equity Incentive Plan**
Reserved for Issuance / Outstanding	891,508 / 766,813
Par Value Per Share	$0.0001
Voting Rights	Each option is exercisable into shares of Common Stock upon the satisfaction of certain terms and conditions. Upon exercise of their options, the holders shall have one vote for each share of Common Stock held by such stockholders.
Anti-Dilution Rights	None

Other Rights	The securities will be issued in accordance with the Company's employee incentive plan, which may include vesting provisions and other terms and conditions. The percentage calculated below assumes that all shares reserved for issuance have been issued and are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors and the stockholders can authorize and issue additional options at a later Date. The availability of any Common Stock convertible from such options and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF or in the case of a foreign issuer, pursuant to Rule 903 of Regulation S promulgated under the Securities Act. Under the Company's 2021 Equity Incentive Plan, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of incentive stock options will be 2,674,524.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	8.7493%

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Garrett Gee	5,124,750 shares of Common Stock	50.4433%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition tothe following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$178,825	($1,073,847)	$0

Operations

The Bucket List Studios Inc. (the "**Company**") was incorporated on December 23, 2020 under the laws of the State of Delaware, and is headquartered in Meridian, Idaho, although many of our employees will work remotely during our first year pending our finding a suitable office location for our operations.

Liquidity and Capital Resources

On July 22, 2021, the Company closed an offering pursuant to Regulation CF and raised $2,891,557.45.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed a pre-money valuation of $30,000,000 to the Company; the securities are priced arbitrarily; provided, however, that the Company closed an offering of $6,944,901.51 of Series Seed Preferred Stock resulting in the sale and issuance on March 12 and 15, 2021 of 1,768,996 shares of Series Seed Preferred Stock to thirty-one (31) accredited investors at a purchase price of $3.9259 per share at a pre-money valuation of $30,000,000.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$675.01	6,750,000	General corporate purposes	12/28/2020	Section 4(a)(2)
Series Seed Preferred Stock	$6,714,914.43	1,701,414	General corporate purposes	03/12/2021	Reg D, 506(b)
Series Seed Preferred Stock	$229,987.08	58,582	General corporate purposes	03/15/2021	Reg D, 506(b)
Series Seed Preferred Stock	$ 2,891,557.45	748,912*	General corporate purposes	July 30, 2021	Reg CF
Series Seed Preferred Stock	$118,134.26	30,091	General corporate purposes	July 1, 2022	Reg D, 506(b)
Stock Options	N/A	766,813	N/A	May 20, 2022 – November 18, 2022	Rule 701

* This amount includes the compensation in the form of securities due to the intermediary for the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- The Company entered into that certain Intellectual Property License Agreement with The Bucket List Family, LLC ("**BLF**"), a limited liability company affiliated with our founder, Garrett Gee, under which BLF granted a certain right and license, subject to certain restrictions, with respect to (i) in each case to the extent approved in writing by BLF, truthful or fictional activities of all or any member of the Gee Family (e.g., travel, including all related events occurring before, during and after such travel), including any and all concepts, ideas, and works of authorship currently or in the future owned or controlled by the Gee Family and derived therefrom or related thereto (e.g., still images, footage, notes or written descriptions, etc.); (ii) the name, nickname, autographs/signatures, likeness, image, voice, depiction, quotes, biographical information, life story, and other rights of publicity and persona rights of each member of the Gee Family; and (iii) the following trademarks for the development and exploitation of cartoon, comic and animated works of authorship as well as products and services derivative therefrom (e.g., merchandise and other downstream license opportunities), in each case as approved by BLF: "BUCKET LIST FAMILY TRAVEL," trademark application pending before the United States Patent and Trademark Office ("**USPTO**"), Application No. 90022769; and "BUCKET LIST TRAVEL," trademark application pending before the USPTO, Application No. 90022778to use the certain trademarks, as further described in "Intellectual Property" at pages 6 and 17. Mr. Gee has an indirect interest in the transaction between the Company and BLF. In addition to being an officer and director, Mr. Gee is the beneficial owner of 5,124,750 shares of the Company's common stock, and is a member and the beneficial owner of 100% of the membership interests of BLF. While Mr. Gee facilitated the negotiation of the Intellectual Property License Agreement, the disinterested members of the Board of the Company have determined that the terms of such agreement are fair, just and reasonable as to the Company and its stockholders, have authorized and approved such agreement, and have authorized and directed the officers of the Company, for and on behalf of the Company, to execute and deliver such agreement, and any and all other agreements, certificates, or documents required or contemplated by such agreement or deemed necessary or appropriate in connection therewith and to take all actions deemed necessary or appropriate to cause the Company's obligations thereunder to be performed.
- On or about December 23, 2020, the Company issued and sold an aggregate of 5,124,750 shares of common stock to our founder, Chief Executive Officer, Chief Financial Officer and Director, Garrett Gee, for aggregate proceeds of $512.48 at a purchase price of $0.0001 per share.
- On or about December 23, 2020, the Company issued and sold an aggregate of 1,625,250 shares of common stock to our Ouimet Holdings LLC, a limited liability company controlled and beneficially owned in whole by Kirk Ouimet, President and Director, for aggregate proceeds of $162.53 at a purchase price of $0.0001 per share.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Garrett Gee
_____
(Signature)

Garrett Gee
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Garrett Gee, the Chief Executive Officer of The Bucket List Studios Inc., certify that the financial statements of The Bucket List Studios Inc. included in this Form are true and complete in all material respects.

/s/ Garrett Gee
_____
(Signature)

Garrett Gee
_____
(Name)

Chief Executive Officer
_____
(Title)

April 26, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on thedates indicated.

/s/ Garrett Gee
_____
(Signature)

Garrett Gee
_____
(Name)

Director
_____
(Title)

April 26, 2023
_____
(Date)

/s/Kirk Ouimet
_____
(Signature)

Kirk Ouimet
_____
(Name)

Director
_____
(Title)

April 26, 2023
_____
(Date)

/s/ Aviad Eyal
_____
(Signature)

Aviad Eyal
_____
(Name)

Director
_____
(Title)

April 26, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
FINANCIAL STATEMENTS


The Bucket List Studios, Inc
Income Statement
Years Ending December 31, 2021 and December 31, 2022


	YE 2021	YE 2022
Revenue		
Sales	$ 809,560	$ 285,088
Shipping	199,454	60,060
Total Revenue	1,009,014	345,148
Cost of Revenue		
COGS	512,069	207,083
Shipping	213,611	102,876
Total Cost of Revenue	725,680	309,959
Gross Profit	283,334	35,189
Operating Expenses		
General and administrative expenses	1,045,059	1,468,265
Operating Income (Loss)	(761,725)	(1,433,076)
Investment Income	149,531	(91,850)
Net Loss Before Income Taxes	(612,194)	(1,524,925)
Benefit from Income Taxes	161,000	310,832
Net Loss	(451,194)	(1,214,093)

The Bucket List Studios, Inc
Balance Sheet
Years Ending December 31, 2021 and December 31, 2022

	YE 2021	YE 2022
Assets		
Current Assets		
Cash and cash equivalents	$ 5,224,875	$ 4,442,009
Receivables		
Trade	199,686	3,471
Other	384,160	-
Other assets	44,622	19,982
Inventories	528,419	493,269
Prepaid expenses	1,644	28,400
Total current assets	6,383,406	4,987,131
Property and Equipment	37,521	114,743
Investments	2,508,776	2,252,168
Deferred Income Taxes	161,000	473,095
Total Assets	$ 9,090,703	$ 7,827,136

	YE 2021	YE 2022
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	149,062	69,684
Accrued liabilities	4,748	1,744
Total current liabilities	153,810	71,428
Stockholders' Equity		
Common stock: par value $0.0001 per share authorized 6,750,000 shares; issued and outstanding, 6,750,000 shares	675	675
Preferred stock: par value $0.0001 per share authorized 10,000,000 shares; issued and outstanding, 2,548,000 shares	252	255
Additional paid-in capital	9,389,976	9,508,107
Retained earnings	(454,010)	(1,753,329)
Total stockholders' equity	8,936,893	7,755,708
	$ 9,090,703	$ 7,827,136